                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                         Jupiter Communications, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  482050101
         ---------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1999
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [   ] Rule 13d-1(b)
 [   ] Rule 13d-1(c)
 [ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 482050101                13G                  Page 2 of 5 Pages
          ----------

    1.   Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         52-2047667

         G.G. Global Holdings, Inc.

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

    3.   SEC Use Only

    4.   Citizenship or Place of Organization

         Delaware


 Number of    5.  Sole Voting Power        2,926,053
 Shares
 Beneficially 6.  Shared Voting Power
 Owned By
 Each         7.  Sole Dispositive Power   2,926,053
 Reporting
 Person With  8.  Shared Dispositive Power



    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,926,053

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11.  Percent of Class Represented by Amount in Row (9)

         18.9%

    12.  Type of Reporting Person (See Instructions)

         CO

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 CUSIP No. 482050101                13G                  Page 3 of 5 Pages
          ----------

 Item 1(a) Name of Issuer:

           Jupiter Communications, Inc.

 Item 1(b) Address of Issuer's Principal Executive Offices:

           627 Broadway, 2nd Floor, New York, NY 10012

 Item 2(a) Name of Person Filing:

           G.G. Global Holdings, Inc.

      2(b) Address of Principal Business Office or, if none, Residence:

           Little Falls Center, Suite 346
           2751 Centerville Road, Wilmington, DE 19808

      2(c) Citizenship:

           Delaware

      2(d) Title of Class of Securities:

           Common Stock

      2(e) CUSIP Number:

           482050101

 Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person is Filing is a:

         (a) [  ] Broker or dealer registered under Section 15 of the Exchange
                   Act,

         (b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act,

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act,

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act,

         (e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E),


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 CUSIP No. 482050101                13G                  Page 4 of 5 Pages
          ----------

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act,

         (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 2,926,053

         (b) Percent of Class: 18.9%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: 2,926,053


             (ii)  Shared power to vote or to direct the vote:


             (iii) Sole power to dispose or to direct the disposition of:
                   2,926,053

             (iv)  Shared power to dispose or to direct the disposition of:


 Item 5. Ownership of Five Percent or Less of a Class

         Not applicable.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.


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 CUSIP No. 482050101                13G                  Page 5 of 5 Pages
          ----------

 Item 8. Identification and Classification of Members of the Group

         Not applicable.

 Item 9. Notice of Dissolution of Group

         Not applicable.

 Item 10. Certification

         Not applicable.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of June 8, 2000


                                        G.G. Global Holdings, Inc.

                                        By: /s/ Lenora G. Wagner
                                           ---------------------
                                           Lenora G. Wagner
                                           Secretary